SECURITIES [redacted] ON
W

02021714

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8 - 34661

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING JUNE 1, 2001 (MM/DD/YY) AND ENDING MAY 31, 2002 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

RECD S.E.C. AUG 7 2002

NAME OF BROKER DEALER:

Equities Trading Corporation

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS (Do not use P.O. Box No.)

50 Bayard Street
(No. And Street)

New York, (City) NY (State) 10013-4859 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Kathleen M. Cuomo (212) 267-2525
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report *

PROCESSED AUG 16 2002 THOMSON FINANCIAL

FULVIO & ASSOCIATES, LLP ATTN: JOHN FULVIO, CPA
(Name - *if individual state last, first, middle name*)

60 EAST 42ND STREET (Address) NEW YORK (City) NY (State) (Zip Code)

CHECK ONE:
- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of it possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as basis for the exemption. See section 240.17a-5(e)(2).*

OATH OR AFFIRMATION

I, Kathleen M. Cuomo, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Equities Trading Corporation, as of May 31, 2002, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

CUONG QUOC TRIEU
Notary Public, State of New York
No. 01TR6053417
Qualified in Kings County
Commission Expires January 08, 2003

Notary Public

Signature

PRESIDENT
Title

This report ** contains (check all applicable boxes):

- ☑ (a) Facing page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Cash Flows.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors
- ☑ (g) Computation of Net Capital
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3
- ☑ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation or Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation
- ☑ (l) An oath or affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed sin the date of previous audit.
- ☑ (o) Supplemental independent Auditors Report on Internal Accounting Control.

***For conditions of confidential treatment of certain portions of this filing see section 240.17a-5(e)(3).*

JOHN FULVIO, CPA
SUSAN E. VAN VELSON, CPA
CHRISTIAN TIRIOLO, CPA

FULVIO & ASSOCIATES, L.L.P.

Certified Public Accountants

60 East 42nd Street
New York, New York 10165
TEL: 212-490-3113
FAX: 212-986-3679
www.fulviollp.com

INDEPENDENT AUDITORS' REPORT

To the Shareholders and Board of Directors of
Equities Trading Corp.:

We have audited the accompanying statement of financial condition of Equities Trading Corp. (the "Company") as of May 31, 2002, and the related statements of operations, changes in shareholders' equity and cash flows for the fiscal year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Equities Trading Corp. as of May 31, 2002, and the results of its operations and its cash flows for the fiscal year then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained on pages 13 and 14 are presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole and in conformity with the rules of the Securities and Exchange Commission.

Fulvio & Associates LLP

New York, New York
July 16, 2002

EQUITIES TRADING CORP.
STATEMENT OF FINANCIAL CONDITION
MAY 31, 2002

ASSETS

Cash and cash equivalents	$ 113,099
Clearing firm deposits	50,052
Due from clearing broker	5,042
Other assets	41,985
TOTAL ASSETS	$ 210,178

LIABILITIES AND SHAREHOLDERS' EQUITY

Liabilities:	
Accounts payable and accrued expenses	$ 16,012
Loans payable	74,400
TOTAL LIABILITIES	90,412
Shareholders' equity:	
Preferred stock $100 par value, 4,000 shares authorized, 740 shares issued and outstanding	74,000
Common stock $1 par value, 12,000 shares authorized, 8,000 shares issued and outstanding	8,000
Additional paid-in capital	9,450
Retained earnings	28,316
TOTAL SHAREHOLDERS' EQUITY	119,766
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$ 210,178

The accompanying notes are an integral part of these financial statements.

EQUITIES TRADING CORP.
STATEMENT OF OPERATIONS
FOR THE YEAR ENDED MAY 31, 2002

Revenues:	
Commissions	$ 204,655
Interest income	438
Other income	46,379
TOTAL REVENUES	251,472
Expenses:	
Employee compensation and benefits	107,122
Clearing and quote services	69,428
Office supplies and expenses	13,962
Rent and utilities	31,372
Professional fees	11,973
Insurance	14,301
Payroll taxes	7,677
Computer lease	6,000
Regulatory fees	1,737
Telephone	4,262
TOTAL EXPENSES	267,834
Net loss before income tax benefit	$ (16,362)
Income tax benefit	2,462
NET LOSS	$ (13,900)

The accompanying notes are an integral part of these financial statements.

EQUITIES TRADING CORP.
STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY
FOR THE YEAR ENDED MAY 31, 2002

	Preferred Stock	Common Stock	Additional Paid-in Capital	Retained Earnings	Total
Balances June 1, 2001	$ 74,000	$ 3,900	$ 7,100	$ 42,216	$ 127,216
Issuance of Common Stock		4,100	2,350		6,450
Less: Net loss				(13,900)	(13,900)
Balances May 31, 2002	$ 74,000	$ 8,000	$ 9,450	$ 28,316	$ 119,766

The accompanying notes are an integral part of these financial statements.

EQUITIES TRADING CORP.
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED MAY 31, 2002

Cash flows from operating activities:		
Net loss		$ (13,900)
Adjustments to reconcile net loss to net cash provided by operating activities:		
Common stock issued in lieu of compensation	6,450	
(Increase) decrease in operating assets:		
Due from broker	14,759	
Clearing firm deposits	123	
Other assets	(18,448)	
Increase (decrease) in operating liabilities:		
Accounts payable and accrued expenses	12,537	
Net adjustments		15,421
Net cash provided by operating activities		1,521
Cash flows from financing activities:		
Loan proceeds		74,400
Net cash provided by financing activities		74,400
NET INCREASE IN CASH AND CASH EQUIVALENTS		75,921
Cash and Cash Equivalents at June 1, 2001		37,178
Cash and Cash Equivalents at May 31, 2002		$ 113,099
Supplementary disclosure of cash flow information:		
Cash paid during the year for income taxes		$ 1,210
Non Cash item:		
Common stock issued in lieu of compensation		$ 6,450

The accompanying notes are an integral part of these financial statements.

EQUITIES TRADING CORP.
NOTES TO FINANCIAL STATEMENTS
FOR THE YEAR ENDED MAY 31, 2002

NOTE 1. SIGNIFICANT ACCOUNTING POLICIES

Equities Trading Corp. (the "Company") was incorporated in the State of New York in June 1985 and commenced operations in February of 1986. The Company acts as a broker, executing transactions for customers and forwarding all such transactions to other broker-dealers and clearing brokers on a fully disclosed basis. The Company does not hold funds or securities for, nor owe funds or securities to customers. Any funds or securities received by the Company are promptly transmitted to the clearing broker.

The Company executes all of its customer trades through other member firms and records all securities transactions on trade date. The Company utilizes BNY Clearing Services LLC, a division of The Bank of New York as its clearing broker.

The Company maintains its books and records on an accrual basis in accordance with accounting principles generally accepted in the United States of America.

Management uses estimates and assumptions in preparing financial statements in accordance with accounting principles generally accepted in the United States of America. Those estimates and assumptions affect the reported amounts of assets and liabilities, the disclosures of contingent assets and liabilities and related revenue and expenses. Actual results could vary from the estimates that were assumed in preparing the financial statements.

NOTE 2. CLEARING FIRM DEPOSITS

The clearing firm deposits account consists mostly of shares of money-market funds.

NOTE 3. OTHER ASSETS

Included in other assets are 500 common stock shares of the NASDAQ Stock Market, Inc. ("NASDAQ") together with warrants to purchase an additional 800 shares of NASDAQ. These stocks and warrants are recorded at cost. The warrants are exercisable as follows:

NOTE 3 OTHER ASSETS (continued)

Exercisable on or after	Void after	Exercise price
June 28, 2002	June 27, 2003	$13.00
June 30, 2003	June 25, 2004	$14.00
June 28, 2004	June 27, 2005	$15.00
June 28, 2005	June 27, 2006	$16.00

As of May 31, 2002, none of the warrants were exercisable.

NOTE 4. PREFERRED STOCK

The preferred stock entitles the holders to receive a cumulative dividend at the rate of 5 percent per annum of the par value of the preferred stock of the Company, payable annually, when, and if declared by the Board of Directors, before any dividend shall be set apart or paid to the holders of the common stock. As of May 31, 2002, accumulated dividends in arrears due to preferred shareholders are as follows:

Year Ending May 31,	Amount
1999	3,700
2000	3,700
2001	3,700
2002	3,700
Total	$ 14,800

In case of liquidation, dissolution or winding up of the Company, whether voluntary or involuntary, before any amount shall be paid to the holders of the common stock, the holder of the preferred stock shall be entitled to $100 per share and the dividends accumulated or declared and unpaid thereon, but shall not participate in any further distribution of the assets of the Company. The preferred stock may, at the option of the holder be converted to common shares of the Company at the rate of one common

NOTE 4. PREFERRED STOCK (continued)

share for each preferred share tendered. The Company may redeem or purchase all or part of its preferred stock by paying to the holders the sum of the par value of each share plus the accumulated dividend per share. Preferred shareholders have limited voting rights.

NOTE 5. COMMON STOCK

In lieu of compensation the president of the Company received 4,100 shares of common stock with a par value of $4,100. As a result of this transaction, additional paid in capital was also increased by $2,350.

NOTE 6. NET CAPITAL REQUIREMENTS

The Company is subject to the Uniform Net Capital Rule (Rule 15c3-1). Accordingly, the Company is required to maintain a minimum level of net capital, as defined, of $50,000. At May 31, 2002, the Company had computed net capital of $82,715, which was in excess of the required net capital level by $32,715. In addition, the Company is not allowed to have a ratio of aggregate indebtedness to net capital, as defined, in excess of 15 to 1. At May 31, 2002, the company's ratio of aggregate indebtedness to net capital was 1.09 to 1.

NOTE 7. SIGNIFICANT GROUP CONCENTRATION OF CREDIT RISK

In the normal course of its business, the Company enters into financial transactions where the risk of potential loss due to changes in market (market risk) or failures of the other party to the transaction to perform (credit risk) exceeds the amounts recorded for the transaction.

The company's policy is to continuously monitor its exposure to market and counter–party risk through the use of a variety of financial, position and credit exposure reporting and control procedures. In addition, the Company has a policy of reviewing the customer and/or other counter-party with which it conducts business.

As of May 31, 2002, there were no significant customer accounts having debit balances which presented any risk nor was there any significant exposure with any other transaction conducted with any other broker.

EQUITIES TRADING CORP.
NOTES TO FINANCIAL STATEMENTS
FOR THE YEAR ENDED MAY 31, 2002

NOTE 8. COMMITMENTS

The Company signed a five-year lease on its office space that expires in the year 2004. There is an escalation clause in the lease that increases the base rent. The monthly office rent is $2,400 through October 31, 2003. From November 1, 2003 through October 31, 2004, the monthly rent will increase to $2,700.

Future minimum rent payments are as follows:

Year Ended May 31,	
2003	$ 30,900
2004	32,400
2005	13,500
Total	$ 76,800

NOTE 9. LOANS PAYABLE

The Company received a disaster recovery loan from the Small Business Administration in the amount of $69,400. The loan provides for monthly installments of principal and interest, which will begin in February 2004. Interest is accruing on the loan at the rate of 4% per annum. The balance of the principal and interest will be payable 12 years from the date of the note. The loan is guaranteed by the president of the Company and is secured by the deed of trust on property owned by the president.

In exchange for this guarantee, the president became a preferred creditor of the company with priority over all preferred and common stock holders. The company also agreed to reimburse the president for excess insurance premiums on the property.

The Company received another loan in the amount of $5,000 from the World Trade Center Small Business Recovery Fund, Inc. on February 1, 2002. The loan provides for monthly installments of principal and interest at 3% per annum commencing August 1, 2002, and continuing for 30 months. The interest will begin accruing on August 1, 2002. The loan is guaranteed personally by the president of the company.

NOTE 9. LOANS PAYABLE (continued)

Future minimum payments on these loans are as follows:

Fiscal year ending May 31,	
2003	$ 1,559
2004	2,078
2005	12,971
2006	11,412
2007	11,412
Thereafter	53,048
	$ 92,480

NOTE 10. OTHER INCOME

Other income consists of grants made to the Company and insurance recoveries as a result of the September 11, 2001 terrorist attacks on the World Trade Center.

Supplemental Information

EQUITIES TRADING CORP.
COMPUTATION OF NET CAPITAL UNDER RULE 15C3-1
OF THE SECURITIES AND EXCHANGE COMMISSION
AS OF MAY 31, 2002

Credits	
Total shareholders' equity	$ 119,766
Debits	
Non allowable assets	(35,550)
Net capital before haircuts	$ 84,216
Less: Haircut on money-market	(1,501)
Net capital	$ 82,715
Minimum net capital requirement	(50,000)
Excess Net Capital	$ 32,715
Ratio of aggregate indebtedness to net capital	1.09 to 1

No material differences exist between the above computation and the Company's corresponding unaudited amended focus Form X-17A-5 Part IIA filing.

EQUITIES TRADING CORP.
COMPUTATION FOR DETERMINATION OF THE RESERVE REQUIREMENTS AND INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS FOR BROKERS AND DEALERS PURSUANT TO RULE 15c3-3
FOR THE YEAR ENDED MAY 31, 2002

The Company does not effect transactions for anyone defined as a customer under Rule 15c3-3. Accordingly, there are no items to report under the requirements of this Rule.

SUPPLEMENTARY REPORT OF INDEPENDENT AUDITORS

JOHN FULVIO, CPA
SUSAN E. VAN VELSON, CPA
CHRISTIAN TIRIOLO, CPA

FULVIO & ASSOCIATES, L.L.P.

Certified Public Accountants

60 East 42nd Street
New York, New York 10165
TEL: 212-490-3113
FAX: 212-986-3679
www.fulviollp.com

INDEPENDENT AUDITORS' SUPPLEMENTARY REPORT ON INTERNAL ACCOUNTING CONTROL

To the Shareholders and Board of Directors of
Equities Trading Corp.:

In planning and performing our audit of the financial statements of Equities Trading Corp. (the "Company") for the year ended May 31, 2002, we considered its internal control structure, including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion of the financial statements and not to provide assurance on the internal control structures.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (the "Commission"), we have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by the Company that we considered relevant to the objectives stated in rule 17a-5(g)(i) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11); and for determining compliance with the exemptive provisions of rule 15c3-3. We did not review the practices and procedures followed by the Company, (i) in making quarterly securities examination, counts, verifications, and comparisons; (ii) in the recordation of differences required by rule 17a-13; and (iii) complying with the requirements of prompt payment for securities under section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weakness under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure, including procedures for safeguarding securities that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purpose in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and our study, we believe that the Company's practices and procedures were adequate at May 31, 2002, to meet the Commission's objectives.

This report recognizes that it is not practicable in an organization the size of Equities Trading Corp. to achieve all the divisions of duties and crosschecks generally included in a system of internal accounting control and that alternatively greater reliance must be placed on surveillance by management.

This report is intended solely for the use of management, the Securities and Exchange Commission, the National Association of Securities Dealers and other regulatory agencies which rely on rule 17a-5(g) under the Securities Exchange Act of 1934 and should not be used for any other purpose.

Lilio & Associates LLP

New York, New York
July 16, 2002

EQUITIES TRADING CORP.

AUDITED FINANCIAL STATEMENTS

MAY 31, 2002

EQUITIES TRADING CORP.
FINANCIAL STATEMENTS
MAY 31, 2002

CONTENTS